300 North LaSalle Chicago, Illinois 60654
Gerald T. Nowak, P.C. To Call Writer Directly: (312) 862-2075 gerald.nowak@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

June 30, 2010

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Shehzad Niazi

Re:	Gordmans Stores, Inc.
Amendment No. 2 to Registration Statement on Form S-1
(SEC File No. 333-166436), filed June 30, 2010

Gentlemen:

Gordmans Stores, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, an Amendment No. 2 to its Registration Statement on Form S-1.

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated June 22, 2010, from the staff of the Securities and Exchange Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the amended Registration Statement are enclosed, and have been marked to show changes from Amendment No. 1 to the Registration Statement on Form S-1 filed on June 4, 2010. Where applicable, we have referenced in the Company’s responses the appropriate page number of the amended Registration Statement. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the amended Registration Statement.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Securities and Exchange Commission

June 30, 2010

Amendment No. 1 to Registration Statement on Form S-1

Summary

1.	We note your response to prior comment seven from our letter dated May 27, 2010 and disclosure on pages one and 53 where you indicate your belief that no other off-price or mid-tier retailer dedicates a comparable proportion of their inventory to certain merchandise offerings. Please revise your disclosure to provide the basis for this belief.

Response: In response to the Staff’s comments, the Company has revised pages 1 and 53 of the Registration Statement to describe its inventory dedication goal.

2.	We note your revised disclosure on pages seven, 29 and 42 clarifying why predecessor financial information is not comparable. We also note your presentation of predecessor financial information in the table on page 43. It is unclear if license fees and cost of sales are comparable. Please revise or advise.

Response: In response to the Staff’s comments, the Company has revised pages 7, 29, 42 and 43 of the Registration Statement to add license fees, cost of sales and gross profit to the list of the predecessor financial information that is comparable to the successor.

Risk Factors, page 9

3.	We note your response to prior comment 11. It appears that the term, “certain key vendors” is replaced with “significant number of vendors” in the risk factor on page 11 regarding your inventory management strategies. We also note that you refer to “key vendors” in the second paragraph of your first risk factor on page nine. Please clarify what constitutes a “significant number” of vendors and clarify how the number of vendors poses a material risk but the loss of certain specific vendors does not. Furthermore, identify any “key vendors” to the extent your disclosure uses such term.

Response: In response to the Staff’s comments, the Company has revised page 9 of the Registration Statement to remove the term “key” because in 2009 the Company purchased merchandise from nearly 1,300 vendors, the largest of which comprised only 2.3% of total purchases. Therefore, the Company does not believe any of its vendors are properly described as “key” vendors. Along the same lines, the Company has revised page 11 of the Registration Statement to remove the language regarding a “significant number” of vendors because the Company believes that its large number of vendors ameliorates the risk that a loss of any group of vendors will make it difficult to acquire merchandise.

Securities and Exchange Commission

June 30, 2010

4.	It remains unclear why your risk factors do not provide disclosure regarding provisions intended to exempt directors from the doctrine of “corporate opportunity.” We note your disclosure on page 93. We also note that your risk factor regarding your status as a “controlled company” on page 18 only appears to relate to exemptions from the requirements of the Nasdaq Global Select Market, not Delaware law.

Response: In response to the Staff’s comments, the Company has revised page 19 of the Registration Statement.

5.	In your risk factor regarding your status as a “controlled company” on pages 18 and elsewhere as appropriate, please briefly disclose the existence of any phase-in periods that may apply under Nasdaq Global Select Market rules if and when you are no longer deemed a “controlled company” or pursuant to rules relating to the type of transaction you are conducting.

Response: In response to the Staff’s comment, the Company has revised pages 18 and 67 of the Registration Statement to disclose the phase-in periods that are applicable to controlled companies under the Nasdaq Global Select Market rules.

Selected Historical Consolidated Financial and Operating Data, page 29

6.	We note in the second paragraph that financial information, other than net sales, for all Successor periods is not comparable to that of the Predecessor periods presented. It does not appear that any pro forma adjustments were made to gross profit on page 36. Please revise to disclose that license fees from leased departments, cost of sales and gross profit are comparable as well as net sales, or explain to us why the disclosure is not necessary.

Response: In response to the Staff’s comments, the Company has revised pages 7, 29, 42 and 43 of the Registration Statement to add license fees, cost of sales and gross profit to the list of the predecessor financial information that is comparable to the successor.

Securities and Exchange Commission

June 30, 2010

Management’s Discussion and Analysis, page 31

Quarterly Results and Seasonality, page 42

7.	We note from your response to comment 27 of our letter dated May 27, 2010 that you do not present cost of sales information as you do not believe it would enhance the understanding of seasonality beyond the information already included. Please explain to us the basis for this belief. It appears to us that gross profit margins are lower in the fourth quarter but it is difficult for us to conclude that is the case without a number of periods with which to use as a basis for comparison.

Response: In response to the Staff’s comments, the Company has revised page 43 of the Registration Statement to add license fees, cost of sales and gross profit to the list of the predecessor financial information that is comparable to the successor.

Existing Facilities, page 48

8.	Please revise to address the March 31, 2009 increase of $15 million to the revolving facility or advise.

Response: The Company respectfully acknowledges the Staff’s comment, and notes that it has revised pages 48 and 95-97 of the Registration Statement to respond to the Staff’s comment and reflect the terms of the two recent amendments to its existing credit facilities (set forth as Exhibits 10.32 and 10.33 to the Registration Statement).

Off-Balance Sheet Arrangements, page 49

9.	Please revise your disclosure, if true, to cite the definition of off-balance sheet arrangements found in Item 303(a)(4)(ii) of Regulation S-K or to simply state that you have no off-balance sheet arrangements.

Response: In response to the Staff’s comment, the Company has revised page 49 of the Registration Statement to state that it has no off-balance sheet arrangements.

Business, page 53

10.

We note your disclosure of the terms of your license agreements with Destination Maternity Corporation and DSW, Inc. on page 58. We also note your risk factor on page 11 relating to how the termination of the license agreements could adversely affect your business. In light of this risk, please also provide any other material terms of such

Securities and Exchange Commission

June 30, 2010

license agreements in response to comment 37 of our previous letter including the “specific percentage” of net footwear and maternity revenue to which you are entitled under such license agreements.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the risk factor on page 11 relating to how the termination of license agreements could adversely affect its business in an effort to (i) more clearly present the immaterial percentage of net sales attributable to licensee fee income so that a reader can properly assess the relative impact that a loss of license fee income would have on the Company and (ii) more clearly link the risk to the time it will take the Company to replace the licenses or establish the structure to manage these businesses directly (as opposed to the risk of loss of the licensed merchandise). The Company further advises the Staff that it believes the material terms of the Licensing Agreements are accurately disclosed on page 58—namely that the duration and six-month notice periods are relevant because they relate to the Company’s ability to plan for the replacement of these licensees or to establish the structure to manage these businesses directly.

11.	We note your additional disclosure in the first paragraph of page 62 regarding the positive and negative factors pertaining to your competitive position in relation to the retail industry. Please revise to provide additional clarity on your positive or negative competitive position with respect to the industry segments you describe in the same paragraph. In this respect, it is unclear whether you believe your pricing is positively competitive with both Wal-Mart and Nordstrom or if your in-stock position is negatively competitive with both Forever 21 and Macy’s.

Response: In response to the Staff’s comments, the Company has revised page 62 of the Registration Statement to provide additional clarity on its competitive position.

Compensation Discussion and Analysis, page 69

12.	We note your revised disclosure on page 70 in response to comment 40 in our previous letter. Please revise to clarify how each component of your compensation program affects other components in your effort to “achieve an appropriate mix” of compensation or meet your “compensation objectives and philosophy.”

Response: In response to the Staff’s comments, the Company has revised page 70 of the Registration Statement to provide additional clarity.

13.	We note your revised disclosure starting in the last paragraph of page 73 and regarding your award of bonuses in excess of the corporate financial performance grid. Please

Securities and Exchange Commission

June 30, 2010

describe in quantitative terms the manner by which your board of directors determined the excess amount awarded to executives for the company exceeding the maximum performance objective.

Response: In response to the Staff’s comments, the Company has revised page 73 of the Registration Statement to describe in quantitative terms the manner in which the Board of Directors determined the excess amount awarded to executives as a result of the Company exceeding the maximum performance objective.

14.	It is unclear where your CD&A addresses the bonuses filed as exhibits 10.26-10.31. Please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment and directs the Staff to the discussion of bonus agreements on page 83 of the Registration Statement.

Certain Relationships and Related Party Transactions, page 88

15.	We note your response to comment 45 from our previous letter and revised disclosure on page 90. Please revise to provide the names of the parties and the material terms, or advise. In this regard, see Instruction 3(a) to Item 404(a) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised page 90 of the Registration Statement to provide the names of the parties and the material terms of the related party leases.

16.	We note that Gordmans Intermediate Holding Corp acquired Gordmans, Inc. in a reverse triangular merger. Please disclose the meaning of “reverse triangular merger.”

Response: In response to the Staff’s comment, the Company has revised page 88 of the Registration Statement to disclose the meaning of “reverse triangular merger.”

Description of Certain Indebtedness, page 95

17.	Please revise page 96 to disclose in quantitative terms the required “minimum consolidated EBITDA and maximum capital expenditure levels.”

Response: In response to the Staff’s comment, the Company has revised pages 48 and 95-97 of the Registration Statement to update the disclosure of its indebtedness to reflect the two most recent amendments to its loan, guaranty and security agreement (set forth as

Securities and Exchange Commission

June 30, 2010

Exhibits 10.32 and 10.33 to the Registration Statement). The Company respectfully advises the Staff that the minimum consolidated EBITDA covenant was removed in the third amendment, and therefore is no longer applicable to the Company.

Notes to Consolidated Financial Statements, page F-6

18.	We note on page 31 that you performed a reduction in force in your Corporate office. Please tell us how you considered FASB ASC 420-10-50 in determining whether to disclose costs associated with reduction in force.

Response: The Company acknowledges the Staff’s comments and respectfully informs the Staff that the Company considered the disclosure requirements in FASB ASC 420-10-50 with respect to its reduction in force at its corporate offices. However, the costs associated with the reduction in force were approximately $140,000 and were considered immaterial.

Note C. Property, Buildings and Equipment, page F-11

19.	We note from your response to comment 56 in our letter dated May 27, 2010 that the significant decline in value between the February 3, 2007 valuation of common stock and the purchase price agreed to in July 2008 was partially the result of the economic climate in 2008 consistent with the decline in stock prices of publicly traded retail companies during the same period. Please explain to us why you do not believe this deterioration of the economic climate in 2008 did not represent a triggering event under FASB ASC 360-10-35-21. In your response, describe the impact the economic environment had on your revenues and costs and how you determined that any negative impacts (e.g., the decline in average store sales from $6,938 in fiscal 2007 to a pro forma $6,656 in fiscal 2008 per page 30) did not represent a triggering event. In addition, describe to us the reasons other than the economic climate in 2008 that was responsible for the decrease in the value of the company.

Response: In response to the Staff’s comments, the Company agrees that the deterioration in the economy during predecessor 2008 (as well as a selling price that was less than book value) represented triggering events, in which the Company, in accordance with FASB ASC 360-10-35-21, was required to assess the recoverability of its long-lived assets. The Company performed an analysis at the store level to determine if impairment was present, and determined that there was none. During 2007 and 2009, the Company did not have any triggering events, but as part of its annual reporting process, performed analyses at the store level to determine if impairment was present, and determined that there was none. These analyses at the store level compare future undiscounted cash flow

Securities and Exchange Commission

June 30, 2010

projections to the carrying value of the related long-lived assets to ensure the carrying amounts are recoverable. The decline in the economic environment impacted sales per store, but the Company improved its cost management (inventory expenses and selling, general, and administrative expenses) during that period, as evidenced by the overall improvement in cash flows generated by the predecessor Company. Therefore, the Company did not consider the decline in sales a triggering event. Cash flows from operations increased from $2.4 million (predecessor 2006) to $13.5 million (predecessor 2007) for the two most recent predecessor full years. The combined predecessor 2008 and successor 2008 cash flows from operations were $15.5 million, which demonstrates that the operations of the business remained strong throughout the economic downturn and decline in the equity market.

An additional factor that resulted in a decline in the purchase price was the timing of the sale by the prior stockholders. During 2007, the prior stockholders decided that they wanted to liquidate their investment in the Company and became motivated sellers that were willing to negotiate on price. Combining the prior stockholders’ motivation to sell with the drastic change in the economic climate, the result was an extremely favorable buyer’s market, and, as a result, the Company was sold for less than book value during 2008. The Company believes the decline in the economic climate and the capital markets was the primary reason for a favorable buyer’s market, the decline in the selling price of the Company and the resulting negative goodwill. For example, pricing was agreed upon with the former stockholders and Sun Capital in July 2008 at a price that was 59% lower than the Company’s third party common stock valuation as of February 3, 2007. That decline was consistent with the decline in stock prices of public retail companies during the same period. Further evidence that financial results were not a strong factor in Sun Capital’s proposed purchase price of Gordmans was that Gordmans had better financial improvements than certain competitors. The Company believes that the decreases in fair values of Gordmans and its public competitors from February 2007 to July 2008 (the date that the pricing was agreed upon with the prior stockholders and Sun Capital), were not primarily driven by financial results but were instead due to the decline in the overall economic climate. Below is a comparison of gross margin fluctuations from fiscal 2007 to fiscal 2008 to stock price movements during the period February 2007 to July 2008:

•	T.J. Maxx – 0.2% decrease in gross margin; 20% increase in stock value

•	J.C. Penney’s – 1.2% decrease in gross margin; 62% decrease in stock value

•	Kohl’s – 0.4% increase in gross margin; 41% decrease in stock value

•	SteinMart – 2.6% decrease in gross margin; 59% decrease in stock value

Securities and Exchange Commission

June 30, 2010

•	Stage Stores – 1.8% decrease in gross margin; 33% decrease in stock value

•	Gordmans – 0.8% increase in gross margin; 59% decrease in stock value (comparing February 2007 third party valuation to the Sun Capital purchase price)

Sun Capital heavily weighted the decline in fair values and EBITDA multiples of the Company’s competitors when determining its proposed purchase price to the prior stockholders. Purchase accounting was applied at the acquisition date using fair values, which as stated above, the purchase price was driven down primarily by market factors and resulted in negative goodwill. The FASB ASC 360 step 1 analysis is not based on fair values, but uses undiscounted cash flow on a per store basis, which all of the Company’s stores passed and therefore no step 2 analyses were performed and no impairment was recorded.

Note H. Leases, page F-14

20.	We note your response to comment 57 in our letter dated May 27, 2010. Please clarify for us whether the transaction qualified for sale-leaseback accounting, and provide the disclosures required by FASB ASC 840-40-50 to the extent applicable. In addition, please explain to us where you present the future payments associated with the sale-leaseback transaction in your table of contractual obligations on page 49.

Response: In response to the Staff’s comments, the Company has revised page F-15 of the Registration Statement, and notes that the transaction qualified for sale-leaseback accounting due to the Company not having any continuing involvement and not meeting any of the other criteria that would prohibit sale-lease back accounting in accordance with FASB ASC 840. The future lease payments related to this sale-leaseback transaction are included in the operating leases line item of the Contractual Obligations table on page 49.

Securities and Exchange Commission

June 30, 2010

Note K. Net Income/(Loss) Per Common Share, page F-18

21.	We note on page F-4 that the balance of common shares outstanding remained at 20,000,000 from February 3, 2007 through September 17, 2008. Please explain to us how you determined the weighted-average shares outstanding (basic) to be 16,610,300 for the year ended February 2, 2008 and 16,597,100 for the 228 days ended September 17, 2008.

Response: In response to the Staff’s comments, the Company respectfully advises the Staff that it calculated the weighted average shares outstanding using the treasury stock method. The calculation included 3.38 million and 3.4 million shares in treasury as of February 3, 2007 and February 2, 2008, respectively.

Note L. Stock Option Plans, page F-19

22.	We note on page F-20 that you applied marketability discounts in valuing the fair value of your common stock. Please tell us the amount of discount applied for each option grant and explain to us how you determined the amount of the discount and how its use is consistent with FASB ASC 718-10-55-11.

Response: In response to the Staff’s comments, the Company respectfully advises the Staff that it used a 30% lack of marketability discount on all option grants. The Company did not decrease its lack of marketability discount for the options issued during the first quarter of 2010 since all of the Company’s options have restrictions that only allow exercise when the holder leaves the Company, there is a change in control (and the IPO would not qualify as a change in control), or at the end of the contractual term of the option (which is over eight years). This estimate was developed with the assistance of a third-party valuation expert and was based upon several factors, including studies of restricted stock, private placements and stock in public companies and studies of initial public offerings that primarily observed discounts ranging from 20% to 40%. The Company chose the mid-point of that range in valuing its common stock based on the restrictions of transferability and the moderate volatility of its peer group. The Company believes that this approach is consistent with FASB ASC 718-10-55-11.

Signatures

23.	We note your response to comment 60 in our previous letter that Michael D. James is the principal accounting officer of the Company. Please revise your signature page to provide the capacities in which your officers have signed the registration statement, including an indication of who is signing as controller or principal accounting officer. See Instruction 2 under Signatures in Form S-l.

Securities and Exchange Commission

June 30, 2010

Response: In response to the Staff’s comments, the Company has revised page II-6 of the Registration Statement to provide the capacities in which of the Company’s officers have signed the Registration Statement.

Exhibits

24.	Please provide the Agreement and Plan of Merger relating to the Sun Capital Acquisition as an exhibit to your registration statement. We note your response to comment 61 in our previous letter. Despite your assertion that you have no more remaining obligations to be performed under the Merger Agreement, it appears that this agreement was entered into “not more than two years before your filing.” See Item 601(b)(10)(i) of Regulation S-K. Furthermore, your response to our previous comment does not address the applicability of Item 601(b)(2) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has filed the Agreement and Plan of Merger as Exhibit 2.1 to the Registration Statement.

25.	Additionally, please file the agreements or clarify for us the information in the risk factor on page 11 in light of your response to prior comment 61 suggesting that your Destination Maternity and DSW contracts are immaterial in both amount and significance.

Response: The Company believes that the Destination Maternity and DSW contracts are immaterial. The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the risk factor on page 11 relating to how the termination of license agreements could adversely affect its business in an effort to (i) more clearly present the immaterial percentage of net sales attributable to license fee income so that a reader can properly assess the relative impact that a loss of license fee income would have on the Company and (ii) more clearly link the risk to the time it will take the Company to replace these licensees or to establish the structure to manage these businesses directly (as opposed to the risk of loss of the licensed merchandise).

Securities and Exchange Commission

June 30, 2010

26.	We note the statement in exhibit 10.2 that Mr. Gordman’s “payouts thresholds will remain as outlined in the documents” he previously provided. With a view to disclosure, advise us why the terms as outlined are not included in the filed compensation agreement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the referenced language from exhibit 10.2 relates to the 2008 performance grids, which are no longer in effect. The Company further advises the Staff that the 2009 performance grids for all NEOs, including Mr. Gordman, are included in the Compensation Discussion and Analysis on page 73 of the Registration Statement.

27.	We note your response to comments one and four of our previous letter. Please file the exhibits marked “to be filed by amendment.” In this regard, advise us if you plan to file a tax opinion in connection with the disclosure beginning on page 100.

Response: In response to the Staff’s comment, the Company has filed Exhibits 1.1, 3.1, 3.2 and 10.8 to the Registration Statement. The Company will file Exhibits 4.1, 5.1, and 23.2 with a future amendment. Additionally, the Company filed the Agreement and Plan of Merger as Exhibit 2.1, the Third and Fourth Amendments to the Loan, Guaranty and Security Agreement as Exhibits 10.32 and 10.33, respectively, the Form of Restricted Stock Agreement as Exhibit 10.47, and the Form of Incentive Stock Option Agreement as Exhibit 10.48. The Company also added Stock Option Termination Agreements and Bonus Agreements as Exhibits 10.34-10.46 and the Services Agreement as Exhibit 10.49, all of which will be filed with a future amendment. The Company respectfully informs the Staff that it does not plan to file a tax opinion.

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

In connection with responding to your comments, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2075.

Securities and Exchange Commission

June 30, 2010

Sincerely,

/s/ Gerald T. Nowak, P.C.

Gerald T. Nowak, P.C.

cc:	Jeffrey J. Gordman

Gordman Stores, Inc.

W. Morgan Burns

Faegre & Benson LLP